


Yelli
The Training App
For Restaurants
Tim Turner
Your Restaurant
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STEPS OF SERVICE

INVEST IN **YELLI**

The Training App for Restaurants

LEAD INVESTOR

Tricia Fleming Schleicher

We have been using the Yelli app for a year and believe in its potential to change the way training is performed in restaurants. After 23 years in business, we have continued to try and develop better training and communication for our team members and since discovering Yelli believe that this is what we have been looking for. In working with Yelli, their responsiveness to issues and suggestions has been great and we are excited to see them grow to the next level.

Invested $45,000 this round

yelliapp.com Los Angeles CA

Highlights

Highlights

1. Web and mobile platform used by restaurants for increased training efficiency and cost savings.

2. Currently in use by 50+ restaurants & over 800 team members in the US, Canada and Europe.

3. One of the top restaurant training apps on the Apple and Google stores with an excellent ranking.

4. Extensive market research and client case studies continue to influence product development.

5. Technical design for version 2.0 with expanded features based on client feedback completed.

6. Capital raise to complete version 2.0, onboard 50+ confirmed new clients and scale the company.

Our Team



Danielle Casilio Founder / CEO / CTO

Envisioned, created and launched a training app for restaurants. Danielle manages product development, sales and operations. She is uniquely qualified because of her experience in the restaurant industry combined with her entrepreneurial spirit.



Nate Johnston Lead Developer

10+ years experience - Graphic design, web/mobile app design. Nate is the lead UI/UX designer and developer for both the web and mobile app.



Zach Zanger Website Developer



10+ years of experience with website development and SEO marketing. Zach is extremely skilled at creating B2B product websites and creating organic SEO traction. He handles Yelli's website, blog, SEO efforts, and other digital marketing campaigns.



Serge Madenian Advisor

Visionary and experienced executive with a track record in startups, big data and AI, Serge Madenian is the Chief Technology Officer at Trellis, where he mentors, advises and leads the creation of legal AI tech.



Joey Carson Advisor

25-year veteran of the television industry and an innovator in digital entertainment. He currently guides the powerhouse digital marketing agency Elevator Studio known for its game-changing influencer marketing initiatives and brand campaigns.



Cory Casilio Advisor

25+ years experience in business ownership and management. Cory helps manage the backend, legal and accounting components of Yelli, as well as contributing to overall management and strategy decisions.

Pitch

Yelli began as an idea in early 2019. Our founder Danielle was working as a waitress in LA as she had done at various restaurants across the country since she was a teenager.

With a natural knack for organization, Danielle would often organize, create and lead the training efforts where she worked. Struggling with outdated traditional training methods she thought "there must be a better way".

When she couldn't find one she decided to create Yelli.

The foundation of Yelli is: If restaurant workers are given efficient, easy training and continuous access to current information the job will become easier and the experience of working at the restaurant will improve.

We are committed to a different approach that can help restaurant owners, managers, and staff members reach their goals together.

The Problem is Real

Running a restaurant is more challenging than ever. Building and keeping a great team is one of the biggest struggles. Yesterdays methods don't work. Restaurants need a way to train and inform that works in today's world.


Restaurants struggle to train staff and keep them updated
Traditional paper training and other outdated methods no longer work.
Training is expensive, time consuming and often inefficient.
Guests, workers and owners all suffer when training is lacking.
High turnover and a shrinking workforce add to the challenge.
YELLIAPP

The Solution is Yelli

We know that quality training and good communication are the key. Yelli was built to give restaurant teams everything they need to do their jobs well.


Uniform
FLIP CARD
Training
Accomplish tasks to complete daily training.
Make sure trainee is in uniform, including apron, mask and face shield.
Give full tour of venue (table numbers, server stations, kitchen, host stand).
Show trainee floor plan with assigned sections.
Explain the server specific steps of service.
Have trainee shadow you while you serve tables. Make sure they are standing close enough to hear what is being said, and can watch you ring in orders on the handheld.
Yelli makes it easy for restaurant teams to train and communicate
Organized, easy-to-use training materials
Effective, affordable & easy to implement
Improves guest experience & staff skill
Custom learning, training & testing
Real time updates & communication
YELLIAPP

The food service industry has been missing a tool that focuses on training and keeping teams in the know. The reaction to Yelli has confirmed the need for a tool like ours.


Traction
Proven traction in a wide range of restaurant types
800+
Active Users
One of the top restaurant training apps on Apple and Google Play stores.
"100% training of the future! Yelli was instrumental in taking our team from A to Z with our training."
"I started using Yelli at my first location and now I have it running at 3 different restaurants. My staff and my managers love the Yelli app!"
"I can't say enough about how helpful and useful Yelli has been for our company. We are going to add it to more of our venues!"
"Yelli has allowed my team to loop in with every detail, especially as we are always adding new information."
BESTIA
EST. 2015
THE ORDINARIE.
AN AMERICAN TAVERN
JIMMY'S famous Seafood
Seven REASONS
RICHARD DESHANTZ
RESTAURANT GROUP
YELLIAPP

Yelli is filling the industry need for a tech based training tool in a way that offers significant value at a truly affordable price. We know any size venue can benefit

from what Yelli has to offer. Our pricing opens up the market to include restaurants of any size.



Business Model & Revenue
Yelli is a subscription-based platform. Each subscription is valid for one physical location, and we offer monthly and yearly pricing.
Our goal is to make a quality and affordable training tool. We also offer a hands-on implementation service, which is optional but highly popular.
Unlimited Users
For all restaurant teams
$79 / month
Start Your Free Trial
Unlimited Team Members
Access To All Features
Free 14-Day Trial
Unlimited Devices & Downloads
24/7 Technical Support
See All Features
Unlimited Users
For all restaurant teams
$850 / year
Start Your Free Trial
Unlimited Team Members
Access To All Features
Free 14-Day Trial
Unlimited Devices & Downloads
24/7 Technical Support
See All Features
Setup Service
Add our setup service so you can focus on your business, while we set your team up for success.
$599 (optional)
Add Service
Revenue Projections
$900K
$4.5M
$9.4M
$14.2M
2024
2025
2026
2027
Revenue projections cannot be gauranteed.
YELLIAPP

The market for Yelli includes any and all restaurants, bars and similar companies. Yelli is available worldwide. Total market opportunity of $541 Million annually includes only officially English speaking countries. Translation features (expected in June of 2024) will expand TAM and TOM 3-5x over current numbers.



Market Opportunity
Total
$541MM
928,041
Restaurants
(In English Speaking Countries)
Yelli is available internationally
Market opportunity will expand greatly with the addition of translation features
(expected June 2024)


YELLIAPP


The Team
Yelli is led by founder and CEO, Danielle Casilio.
She leads a strong, lean, skilled team with over 30 years of experience.
Danielle Casilio
Founder/CEO/CTO
Nate Johnston
Lead Developer & Designer
Zach Zanger
Website Developer &
Marketing Specialist
Yelli also has a board of advisors with extensive business, marketing, and technical experience.
Members of the board include Joey Carson, Serge Madenian, and Cory Casilio.
YELLIAPP

After extensive user feedback and customer research we have expanded the design of Yelli to be even more useful and offer more features (Yelli 2.0). The technical design for version 2.0 is already complete. Funds raised will primarily be used for product development costs of version 2.0 as well as marketing efforts to accompany version 2.0 launch.


Use of Funds
The majority of capital raised will be devoted to completing and launching version 2.0 and an accompanying marketing campaign.
Operations
30%
Marketing
20%
50%
Product
Development

Why Invest in Yelli

- We are a bootstrapped, lean startup. Creation and launch through 50+ paying customers has been already achieved. Free of any outside investment.
- Extensive user feedback and customer research on Yelli has been complete, with 50+ confirmed new clients ready to onboard.
- Based on that research version 2.0 design has been completed. This version will be a significant improvement and will be highly marketable.
- Significant market expansion is expected in 2024/25 with access for multiple language users.


Invest in Yelli
Help us make life better for restaurant workers and those that manage them.
Thanks for your consideration!
YELLIAPP

If you'd like to meet our founding team, or have questions before making an investment, please schedule a meeting here. We'd love to meet you!